CORPORATE LAW SOLUTIONS

907 Sandcastle Drive

Corona del Mar, CA 92625

949.760.9027

December 10, 2019

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BRIX REIT, Inc.

Post Qualification Amendment on Form 1-A

Response dated November 20, 2019

File No. 024-10767

Dear Mr. Regan and Ms. Lippman:

This letter sets forth the responses of BRIX REIT, Inc. (“BRIX REIT”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 5, 2019 (the “Comment Letter”) regarding the above-referenced Post Qualification Amendment on Form 1-A (the “Post Qualification Amendment”) and BRIX REIT’s response dated November 20, 2019 to the Staff’s comment letter dated November 14, 2019 (the “Prior Response Letter”). For the convenience of the Staff, the Staff’s comments are restated below in italics prior to the response to such comments. Capitalized terms not defined herein are as defined in the Prior Response Letter.

Post Qualification Amendment on Form 1-A

General

1.	For purposes of Rule 262(a) of Regulation A, please provide your analysis as to whether modiv LLC would disqualify BRIX REIT from relying on Regulation A, for example, through the new BrixInvest Unitholders’ ownership of modiv, LLC as a result of the NNN OP Class M OP units.

Response: In response to the Staff’s comment, BRIX REIT respectfully submits to the Staff that modiv, LLC (“modiv”) would not disqualify BRIX REIT from relying on Regulation A under the Securities Act of 1933 (the “Securities Act”) by virtue of the indirect ownership of modiv by the BrixInvest Unitholders (as defined below) as a result of their ownership of Class M OP Units of Rich Uncles NNN Operating Partnership, LP (“NNN OP”) following the Self-Management Transaction or otherwise.

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Pursuant to Rule 262 of Regulation A, “[n]o exemption under this Regulation A shall be available for a sale of securities” if any of the following are subject to the disqualification events identified in Rule 262(a): (i) the issuer, (ii) any predecessor of the issuer, (iii) any affiliated issuer; (iv) any director, executive officer, other officer participating in the offering, general partner or managing member of the issuer; (v) any beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (vi) any promoter connected with the issuer in any capacity at the time of filing, any offer after qualification, or such sale; (vii) any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; (viii) any general partner or managing member of any such solicitor; or (ix) any director, executive officer or other officer participating in the offering of any such solicitor or general partner or managing member of such solicitor. BRIX REIT respectfully submits to the Staff that, currently, there is no such relationship between BRIX REIT and modiv that would result in BRIX REIT becoming subject to disqualification pursuant to Rule 262. Similarly, BRIX REIT respectfully submits to the Staff that modiv is not now, and upon the consummation of the Self-Management Transaction will not be, subject to any of the specific disqualification events set forth in Rule 262(a).

•	Current Relationship between BRIX REIT and modiv.

All contractual agreements between BRIX REIT and BrixInvest, including the BRIX REIT Advisory Agreement, were terminated effective October 28, 2019. Termination of the BRIX REIT Advisory Agreement allows BRIX REIT to conduct its business and offer securities without any involvement of, or payment of fees to, BrixInvest or any of its subsidiaries. Indeed, BRIX REIT expects to recommence its offering of securities in reliance on Regulation A following review by FINRA of the new plan of distribution disclosed in the Post Qualification Amendment, whereby future offers and sales of BRIX REIT common stock will be accomplished through a registered broker-dealer and FINRA member with no involvement of BrixInvest.

BRIX REIT respectfully submits to the Staff that, as a result of the termination of the BRIX REIT Advisory Agreement, there is currently no relationship between BRIX REIT and BrixInvest or any of its subsidiaries that would result in BRIX REIT becoming disqualified from relying on Regulation A pursuant to Rule 262(a). Neither BrixInvest nor any of its subsidiaries currently is (i) the issuer (i.e., BRIX REIT), (ii) a predecessor of BRIX REIT, (iii) an affiliated issuer of BRIX REIT, (iv) a director, executive officer, or other officer participating in the BRIX REIT offering (or a general partner or managing member of BRIX REIT), (v) a beneficial owner of 20% of BRIX REIT’s outstanding equity securities, (vi) a promoter connected with BRIX REIT, or (vii-ix) paid any remuneration, directly or indirectly, for solicitation of purchasers in connection with a sale of securities by BRIX REIT (or a director, executive officer or general partner or managing member of any such person).

•	After Consummation of the Self-Management Transaction.

Immediately prior to the Self-Management Transaction, BrixInvest will spin-off its asset management, property management and technology business functions by contributing substantially all of its assets and liabilities to modiv, a newly-formed wholly owned subsidiary of Daisho OP Holdings, LLC (“Daisho”), itself a newly-formed wholly owned subsidiary of BrixInvest, and then distributing 100% of its interest in Daisho to BrixInvest’s approximately 133 members (the “BrixInvest Unitholders”), resulting in the BrixInvest Unitholders also becoming the members of Daisho (the “Daisho Unitholders”). Pursuant to the Self-Management Transaction, RW Holdings NNN REIT, Inc. (“NNN REIT”) will acquire the BrixInvest asset management, property management and technology business functions when Daisho contributes 100% of its interest in modiv to NNN OP in exchange for Class M OP Units. As a result, the Daisho Unitholders will own 100% of Daisho, which will own an approximately 12% interest in NNN OP (NNN REIT will own the remaining 88% interest in NNN OP) on a fully diluted basis.1 BrixInvest will continue to exist following the Self-Management Transaction; however, it will be a separate and unrelated legal entity that retains certain contingent liabilities and will have no connection to NNN REIT or its subsidiaries, including NNN OP and modiv. It is anticipated that Daisho will distribute the Class M OP Units to the Daisho Unitholders following the one-year lock-up period associated with the Class M Units.

1 The 12% fully diluted ownership by the BrixInvest Unitholders would require the Class M OP Units to be held for four years before they are converted and assumes that NNN REIT would not issue additional shares of its common stock during such four-year period. Assuming NNN REIT’s historical rate of stock issuances pursuant to its registered public offering, the percentage ownership by the Daisho Unitholders would be only approximately 7% at the end of the four-year period, which percentage could increase to approximately 11% if 100% of specified earnout milestones are satisfied.

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As explained in the Prior Response Letter, BRIX REIT expects to externalize its management functions commencing in the first quarter of 2020 (following the Self-Management Transaction) by entering into a management agreement with modiv, whereby NNN REIT, through its subsidiary, will handle the asset management, property management and technology-related functions for BRIX REIT.

Crucially, following completion of the Self-Management Transaction, the Daisho Unitholders will have only a passive ownership interest in NNN OP (and, accordingly, NNN OP’s wholly-owned subsidiary modiv) through their ownership of the Class M OP Units. modiv will be owned and managed by NNN REIT, as the sole general partner of NNN OP — and not by BrixInvest or the Daisho Unitholders — and the economic interest of the Daisho Unitholders in modiv will be limited to their proportionate economic interest in NNN OP. As noted above, the Daisho Unitholders will only own approximately 12% of NNN OP’s limited partnership interests on a fully diluted basis following the anticipated merger of NNN REIT and Rich Uncles Real Estate Investment Trust I (the “Merger”) and completion of the Self-Management Transaction1, and will have no voting rights or rights to receive dividends from NNN OP for at least one year (and as many as four years) following the Self-Management Transaction. While the Class M OP Units may eventually convert to shares of NNN REIT common stock, the Class M OP Units cannot be converted during the one-year lock-up period and, if converted prior to the four-year anniversary of the Self-Management Transaction, the Class M OP Units would be convertible for a discounted number of shares of NNN REIT common stock. Moreover, as explained in the responses below, NNN OP is the sole member of modiv and NNN REIT is the sole general partner of NNN OP; neither NNN OP nor modiv has a separate board of managers or similar governing body. Accordingly, the board of directors of NNN REIT has the ultimate oversight responsibility for the operations of modiv. Following the Self-Management Transaction and consistent with its current composition, the board of directors of NNN REIT will consist of a majority of independent directors that have no prior affiliation or association with BrixInvest.

BRIX REIT respectfully submits that, upon consummation of the Self-Management Transaction, the only covered person subject to a disqualification event pursuant to Rule 262(a) is BrixInvest, which after termination of the BRIX REIT Advisory Agreement in October 2019 ceased to have any relationship with BRIX REIT. Following the Self-Management Transaction, modiv, which is not itself subject to any disqualification events under Rule 262(a), will be a wholly-owned subsidiary of NNN OP and controlled by NNN REIT, its independent board of directors and its stockholders, and not by BrixInvest, the current BrixInvest board of managers or the BrixInvest Unitholders. Accordingly, following the Self-Management Transaction, modiv would not disqualify BRIX REIT from relying on Regulation A.

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2.	What are the roles and rights of the new BrixInvest Unitholders through their ownership of Class M OP Units of NNN OP and modiv, LLC? Are the BrexInvest Unitholders parties to a specific agreement with respect to modiv, LLC? For example, are the BrexInvest Unitholders general partners or managing members of NNN OP or modiv, LLC and will they receive fees or other compensation as a result of modiv, LLC’s services to BRIX REIT? Please tell us what other specific roles the BrexInvest Unitholders will have in their ownership of NNN OP Class M OP Units, and indirectly, modiv, LLC. Tell us about any member agreements relating to BrixInvest’s role with respect to NNN OP and, through that arrangement, any role with respect to modiv, LLC, the proposed new sponsor.

Response: The BrixInvest Unitholders are not parties to any specific agreement with respect to modiv; they are not general partners or managing members of NNN OP or modiv; there are no member agreements relating to BrixInvest’s role with respect to NNN OP or modiv; and BrixInvest Unitholders will not receive fees or other compensation as a result of modiv’s services to BRIX REIT.

BrixInvest Unitholders who will become Daisho Unitholders in connection with the Self-Management Transaction initially will be indirect limited partners in NNN OP through Daisho’s ownership of the Class M OP Units. If and when Daisho distributes the Class M OP Units to the Daisho Unitholders, the Daisho Unitholders as limited partners in NNN OP will not have any rights to participate in the management activities or decisions of NNN OP or have any other role with respect to NNN OP or modiv through their ownership of Class M OP Units. NNN REIT is the sole general partner of NNN OP. As general partner, NNN REIT will exercise exclusive and complete discretion in the day-to-day management and control of NNN OP and, accordingly, modiv. This day-to-day management will be overseen by NNN REIT’s board of directors (as summarized on pages 5-6 of the Prior Response Letter), and the board of directors will be elected annually by NNN REIT’s stockholders.

As described above, the BrixInvest Unitholders who will become Daisho Unitholders following the Self-Management Transaction will be limited partners of NNN OP. They will not be general partners or managing members of NNN OP or modiv. NNN OP is the sole member of modiv and NNN REIT is the sole general partner of NNN OP. As Daisho Unitholders and through their ownership of Class M OP Units, the BrixInvest Unitholders will not be parties to any specific agreements with respect to modiv or have any specific role with respect to the operations of NNN OP or modiv.

If BRIX REIT determines to externalize its management functions and enters into an advisory agreement with modiv following the Self-Management Transaction, the compensation and other fees payable pursuant to the advisory agreement will be payable to modiv and recognized in the financial statements of NNN OP, as modiv’s sole member, and NNN REIT, as the sole general partner of NNN OP and ultimate parent company of modiv. The BrixInvest Unitholders who will become Daisho Unitholders will not receive any compensation or other fees from BRIX REIT.

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BrixInvest will have no role with NNN OP or modiv following the Self-Management Transaction. As explained in the Prior Response Letter, the entity comprising BrixInvest following completion of the Self-Management Transaction will be a separate and unrelated legal entity that retains certain contingent liabilities and will have no connection to NNN REIT or its subsidiaries, including NNN OP and modiv.

3.	Is the BrixInvest board of managers described on page 7 the same as those who will serve on modiv, LLC after the transactions described in your response to prior comment 1?

Response: No, the BrixInvest board of managers described on page 7 of the Prior Response Letter will not serve as the board of managers of modiv following the Self-Management Transaction. Following the Self-Management Transaction, NNN OP will be the sole member of modiv and will own all of the membership interests in modiv. modiv does not have any managers and will be managed solely by NNN REIT as general partner of NNN OP. Following the Self-Management Transaction, BrixInvest’s board of managers will have no role with respect to the operations or activities of NNN REIT or any of its subsidiaries, including NNN OP and modiv.

4.	Tell us what the ownership of BRIX REIT will be after the Merger and Self-Management Transactions given the new structure, and please provide references to any BrexInvest Unitholder arrangements.

Response: The Merger and Self-Management Transaction will have no impact on the ownership of BRIX REIT, which will remain unchanged following these transactions. BRIX REIT currently has approximately 5,800 stockholders and 2,510,724 shares of common stock outstanding, and BRIX REIT’s directors and executive officers collectively own less than 1% of BRIX REIT’s outstanding common stock. There are no arrangements between BRIX REIT and the BrixInvest Unitholders.

We appreciate the Staff’s comments and request that the Staff contact the undersigned with regard to any further questions or comments you may have.

Sincerely,

Corporate Law Solutions, PC

By	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.

cc:	William Broms, BRIX REIT, Inc.

Shelly Heyduk, O’Melveny & Myers LLP

Robert Plesnarski, O’Melveny & Myers LLP

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